UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ICA and ADP are unwinding partnership in SETA

•	ICA will own 100% of SETA, and continue to own directly and indirectly 14.3% of OMA
•	SETA will remain OMA’s strategic partner

Monterrey, Mexico and Mexico City, Mexico, October 6, 2016—Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), and Empresas ICA, S.A.B. de C.V. (BMV: ICA) announce that Groupe ADP (EPA: ADP) has informed them of its decision to exercise its option to exchange its 25.5% shareholding in Servicios de Tecnología Aeroportuaria S.A. de C.V. (SETA), the strategic partner of OMA, for OMA B shares held by SETA, which represent 4.3% of OMA’s total equity (3.2% net of taxes), and of its intention to sell this equity interest in OMA through an international private placement outside Mexico.

SETA will remain OMA’s strategic partner. Upon completion of the transactions, ICA’s wholly-owned subsidiary Controladora de Operaciones de Infraestructura, S.A. de C.V. (CONOISA) will be the sole shareholder of SETA, which in turn will hold 12.4% of OMA, all in the form of BB shares. SETA will continue to exercise its rights as OMA’s strategic partner, as at present. In addition, CONOISA owns 1.9% of OMA’s B shares directly.

OMA does not expect that the change in the strategic partner’s composition will affect the operations of the airport group, and OMA will continue to provide airport services of the highest quality.

OMA and ICA have been pleased with the strategic partnership with ADP since 2000; the parties expect that ADP will continue to provide certain technical support to SETA under appropriate service arrangements, including participation on behalf of SETA on OMA’s Board of Directors until the next Annual Shareholders’ Meeting.

Christianne Ibáñez christianne.ibanez@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3607	Pablo García pablo.garcia@ica.mx Chief Financial Officer

This press release contains projections or other forward-looking statements related to ICA and OMA that reflect the companies’ current expectations or beliefs concerning future events. Forward-looking statements involve inherent risks and uncertainties. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While ICA’s and OMA's managements believe that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of ICA or OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in ICA’s and OMA’s most recent annual reports filed on Form 20-F under the caption “Risk Factors.” ICA and OMA undertake no obligation to update publicly their forward-looking statements, whether as a result of new information, future events, or otherwise.

About ICA

Empresas ICA, S.A.B. de C.V., carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads and water systems. Founded in 1947, ICA is listed on the Mexican stock exchange. For more information, visit ir.ica.mx.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: October 10, 2016